                                     FORM U-3A-2



                          SECURITIES AND EXCHANGE COMMISSION



                                   Washington, D.C.




                Statement by Holding Company Claiming Exemption Under

                      Rule U-2 from the Provisions of the Public

                         Utility Holding Company Act of 1935




                            INTERMOUNTAIN INDUSTRIES, INC.

                     CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP




                                  FEBRUARY 23, 1998

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     FORM U-3A-2            FILE NO. 0-8763

                Statement by Holding Company Claiming Exemption Under
                    Rule U-3A-2 from the Provisions of the Public
                         Utility Holding Company Act of 1935

                        To Be Filed Annually Prior to March 1

                            INTERMOUNTAIN INDUSTRIES, INC.
                     CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, their statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which the claimant directly or indirectly holds an interest.

          (a) Intermountain Industries, Inc. ("the Company") is incorporated under the laws of the State of Idaho, with its principal office in Boise, Idaho. It is a holding company and neither owns nor operates any physical properties. The Company is the owner of all of the outstanding common stock of its subsidiaries, Intermountain Gas Company, IGI Resources, Inc., InterWest Capital, Inc., III Exploration Company, and III Argentina Company.

          (b) Century Partners - Idaho Limited Partnership ("Century Partners - Idaho") is a limited partnership organized under the laws of the State of Idaho, with its principal offices in Darien, Connecticut. It was organized primarily to hold the outstanding securities of the Company and any successor corporation. Century Partners - Idaho has no operations other than investing in the securities of the Company.

          (c) Intermountain Gas Company ("Intermountain"), incorporated under the laws of the State of Idaho, is a natural gas distribution company engaged in the transmission, transportation and sale of natural gas solely within the State of Idaho, primarily in the Snake River Valley.

          (d) IGI Resources, Inc. ("Resources"), incorporated under the laws of the State of Idaho, arranges the purchase and transportation of natural gas for various customers along with providing daily dispatching, balancing, and administrative services associated with wellhead to burner tip delivery of natural gas. Resources has also begun providing the same type of marketing services to customers for their electric needs. Resources operates throughout the western United States, primarily in the Pacific Northwest and the Rocky Mountain Region.

          (e) InterWest Capital, Inc. ("InterWest") was incorporated under the laws of the State of Idaho in December 1990 and has no material operations.

          (f) III Exploration Company ("Exploration") was incorporated under the laws of the State of Idaho in October 1992. Exploration was formed for the purpose of exploring for and developing natural gas and oil deposits.

          (g) III Argentina Company ("Argentina") was incorporated under the laws of the State of Idaho in October 1992. Argentina and its subsidiary, GISA, were formed for the purpose of participating in the privatization of certain natural gas distribution companies by the Argentine government. On November 30, 1992, the Company filed with the Securities and Exchange Commission the applicable certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935. The Company did not acquire any of the Argentine properties and neither Argentina nor GISA have any operations or property.

     2. A brief description of the properties of the claimant and its subsidiary public utility company used for the generation, transmission, and distribution of electric energy for sale or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiary are organized and all transmission lines or pipelines which deliver or receive electric energy or gas at the borders of such State.

          (a)  Claimant neither owns nor operates any physical properties.

          (b) Intermountain's properties, used for the transmission and distribution of natural gas, are located solely within the State of Idaho. As of December 31, 1997, such property included office buildings, warehouses, and approximately 7,400 miles of transmission, distribution, and service lines which connect with the transmission system of Intermountain's pipeline supplier to 186,000 meters installed on customer premises. In addition, Intermountain owns and operates a liquefied natural gas ("LNG") peak-shaving plant which includes liquefaction, storage, and regasification facilities. The facility has a total LNG storage capacity of 6,000,000 therms which can be regasified at a rate of 600,000 per day.

          (c) Neither the claimant nor its subsidiary public utility company owns, operates or uses any generating station, transmission lines, producing fields, or electric or gas distribution facilities outside the State in which it is organized, nor any transmission lines or pipelines which deliver or receive electric energy or gas at the borders of any such State.

     3. The following information for the last fiscal year with respect to claimant and its subsidiary public utility company:

          (a) Number of kWh of electric energy sold (at retail or wholesale) and therms of natural or manufactured gas distributed at retail:

               Electric Sales - None

               Natural Gas Distributed or Transported - 493,670,340 Therms

          (b) Number of kWh of electric energy and therms of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

               None

          (c) Number kWh of electric energy and therms of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

               None

          (d) Number of kWh of electric energy and therms of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

               Electric energy purchased - None

               Natural gas purchased - 218,235,630 Therms

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

               None

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

               None

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

               None

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

               None

          (e) Identify any service, sales or construction contract between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement.

               None


                                      EXHIBIT A

     A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year are attached.


                                      EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

               None

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February 1998.

                                   INTERMOUNTAIN INDUSTRIES, INC.


Attest:                               By /s/ Jeffrey K. Lebens
                                        --------------------------------
                                      Jeffrey K. Lebens
                                      Vice President, Treasurer, and
                                       Chief Financial Officer


/s/ James E. Simmerman
---------------------------------
James E. Simmerman
Assistant Corporate Secretary


                                   CENTURY PARTNERS - IDAHO
                                   LIMITED PARTNERSHIP


Attest:                            By /s/ Richard Hokin
                                     --------------------------------
                                     Richard Hokin
                                     General Partner


/s/ Mark R. Gelfield
---------------------------------
Mark R. Gelfeld
Controller


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

          Jeffrey K. Lebens
          Vice President, Treasurer, and
            Chief Financial Officer
          Intermountain Industries, Inc.
          P. O. Box 7608
          Boise, ID 83707

                                      EXHIBIT A

                                 (PAGES 1 THROUGH 7)

CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP
CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1997

(Thousands of Dollars)
(Unaudited)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

                                                                      Intermountain           IGI
                                                  Intermountain            Gas             Resources,
                                                 Industries, Inc.        Company              Inc.
                                                 ----------------        -------              ----
OPERATING REVENUES . . . . . . . . . . . . .        $    -              $115,280           $ 291,079
COST OF GAS. . . . . . . . . . . . . . . . .             -                60,513             289,508
                                                    --------            --------           ---------
GROSS MARGIN . . . . . . . . . . . . . . . .             -                54,767               1,571
                                                    --------            --------           ---------

OPERATING EXPENSES:
   Operation and maintenance . . . . . . . .             356              25,520               3,397
   Depreciation, amortization and depletion.             964               8,730                 126
   General taxes . . . . . . . . . . . . . .             -                 3,024                 380
                                                    --------            --------           ---------
                                                       1,320              37,274               3,903
                                                    --------            --------           ---------

OPERATING INCOME . . . . . . . . . . . . . .          (1,320)             17,493              (2,332)
                                                    --------            --------           ---------

OTHER INCOME (EXPENSE), NET:
   Equity in earnings of subsidiary
      companies. . . . . . . . . . . . . . .           7,746                 -                   -
   Other, net. . . . . . . . . . . . . . . .             556                 (38)                208
                                                    --------            --------           ---------
                                                       8,302                 (38)                208
                                                    --------            --------           ---------

GROSS INCOME . . . . . . . . . . . . . . . .           6,982              17,455              (2,124)
INTEREST CHARGES . . . . . . . . . . . . . .             713               3,761                  24
                                                    --------            --------           ---------

NET INCOME BEFORE TAXES. . . . . . . . . . .           6,269              13,694              (2,148)
INCOME TAX EXPENSE (BENEFIT) . . . . . . . .            (263)              5,469                (795)
                                                    --------            --------           ---------

NET INCOME BEFORE CHANGE IN
   ACCOUNTING PRINCIPLE. . . . . . . . . . .           6,532               8,225              (1,353)
CHANGE IN ACCOUNTING PRINCIPLE . . . . . . .             -                   -                   -
                                                    --------            --------           ---------

NET INCOME . . . . . . . . . . . . . . . . .           6,532               8,225              (1,353)
   Less dividends on common stock. . . . . .             -                 5,000                -

RETAINED EARNINGS -
   DECEMBER 31, 1996 . . . . . . . . . . . .          71,561              41,460               7,774
                                                    --------            --------           ---------

RETAINED EARNINGS -
   DECEMBER 31, 1997 . . . . . . . . . . . .        $ 78,093            $ 44,685            $  6,421
                                                    --------            --------           ---------
                                                    --------            --------           ---------


                                      Exhibit A

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

                                                       III                InterWest            Century
                                                   Exploration             Capital,           Partners
                                                     Company                Inc.                Idaho
                                                     -------                ----                -----
OPERATING REVENUES . . . . . . . . . . . . .          $1,889                $118              $  -
COST OF GAS. . . . . . . . . . . . . . . . .             451                 -                   -
                                                      ------                ----              ------

GROSS MARGIN . . . . . . . . . . . . . . . .           1,438                 118                 -
                                                      ------                ----              ------

OPERATING EXPENSES:
   Operation and maintenance . . . . . . . .           1,349                  79                 -
   Depreciation, amortization and depletion.             322                  27                 -
   General taxes . . . . . . . . . . . . . .             -                   -                   -
                                                      ------                ----              ------
                                                       1,671                 106                 -
                                                      ------                ----              ------

OPERATING INCOME . . . . . . . . . . . . . .            (233)                 12                 -
                                                      ------                ----              ------


OTHER INCOME (EXPENSE), NET:
   Equity in earnings of subsidiary
      companies. . . . . . . . . . . . . . .             -                   -                 4,777
   Other, net. . . . . . . . . . . . . . . .          (1,348)                  3                   4
                                                      ------                ----              ------
                                                      (1,348)                  3               4,781
                                                      ------                ----              ------

GROSS INCOME . . . . . . . . . . . . . . . .          (1,581)                 15               4,781
INTEREST CHARGES . . . . . . . . . . . . . .             363                  12                   7
                                                      ------                ----              ------

NET INCOME BEFORE TAXES. . . . . . . . . . .          (1,944)                  3               4,774
INCOME TAX EXPENSE (BENEFIT) . . . . . . . .          (2,815)                -                   -
                                                      ------                ----              ------


NET INCOME BEFORE CHANGE IN
   ACCOUNTING PRINCIPLE. . . . . . . . . . .             871                   3               4,774
CHANGE IN ACCOUNTING PRINCIPLE . . . . . . .             -                   -                   -
                                                      ------                ----              ------

NET INCOME . . . . . . . . . . . . . . . . .             871                   3               4,774
   Less dividends on common stock. . . . . .             -                   -                   -

RETAINED EARNINGS -
   DECEMBER 31, 1996 . . . . . . . . . . . .             132                   3              50,692
                                                      ------                ----              ------

RETAINED EARNINGS -
   DECEMBER 31, 1997 . . . . . . . . . . . .          $1,003                $  6            $ 55,466
                                                      ------                ----              ------
                                                      ------                ----              ------


                                                        Total          Reclasifications
                                                       Before                and
                                                     Eliminations        Eliminations        Consolidated
                                                     ------------        ------------        ------------
OPERATING REVENUES . . . . . . . . . . . . .           $408,366           $  (1,581)           $406,785
COST OF GAS. . . . . . . . . . . . . . . . .            350,472              (1,463)            349,009
                                                       --------           ---------            --------

GROSS MARGIN . . . . . . . . . . . . . . . .             57,894                (118)             57,776
                                                       --------           ---------            --------

OPERATING EXPENSES:
   Operation and maintenance . . . . . . . .             30,701                (118)             30,583
   Depreciation, amortization and depletion.             10,169                 -                10,169
   General taxes . . . . . . . . . . . . . .              3,404                 -                 3,404
                                                       --------           ---------            --------
                                                         44,274                (118)             44,156
                                                       --------           ---------            --------

OPERATING INCOME . . . . . . . . . . . . . .             13,620                 -                13,620
                                                       --------           ---------            --------


OTHER INCOME (EXPENSE), NET:
   Equity in earnings of subsidiary
      companies. . . . . . . . . . . . . . .             12,523             (12,523)                -
   Other, net. . . . . . . . . . . . . . . .               (615)               (362)               (977)
                                                       --------           ---------            --------
                                                         11,908             (12,885)               (977)
                                                       --------           ---------            --------

GROSS INCOME . . . . . . . . . . . . . . . .             25,528             (12,885)             12,643
INTEREST CHARGES . . . . . . . . . . . . . .              4,880                (362)              4,518
                                                       --------           ---------            --------

NET INCOME BEFORE TAXES. . . . . . . . . . .             20,648             (12,523)              8,125
INCOME TAX EXPENSE (BENEFIT) . . . . . . . .              1,596                 -                 1,596
                                                       --------           ---------            --------


NET INCOME BEFORE CHANGE IN
   ACCOUNTING PRINCIPLE. . . . . . . . . . .             19,052             (12,523)              6,529
CHANGE IN ACCOUNTING PRINCIPLE . . . . . . .                -                 -                     -
                                                       --------           ---------            --------

NET INCOME . . . . . . . . . . . . . . . . .             19,052             (12,523)              6,529
   Less dividends on common stock. . . . . .              5,000              (5,000)                -

RETAINED EARNINGS -
   DECEMBER 31, 1996 . . . . . . . . . . . .            171,622             (88,607)             83,015
                                                       --------           ---------            --------

RETAINED EARNINGS -
   DECEMBER 31, 1997 . . . . . . . . . . . .           $185,674          $  (96,130)           $ 89,544
                                                       --------           ---------            --------
                                                       --------           ---------            --------


                                      Exhibit A

CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET - ASSETS
DECEMBER 31, 1997

(Thousands of Dollars)
(Unaudited)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

                                                                      Intermountain           IGI
                                                  Intermountain            Gas             Resources,
                                                 Industries, Inc.        Company              Inc.
                                                 ----------------        -------              ----



PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant . . . . . . . . . . . . . .        $    -              $234,994           $     -
     Less accumulated depreciation . . . . .             -               114,756                 -
                                                    --------            --------           ---------
                                                         -               120,238                 -
                                                    --------            --------           ---------

   Non-utility property. . . . . . . . . . .             -                    14               1,502
     Less accumulated depreciation
       & depletion . . . . . . . . . . . . .             -                    14                 644
                                                    --------            --------           ---------
                                                         -                   -                   858
                                                    --------            --------           ---------
INVESTMENTS AND OTHER ASSETS:
   Investment in affiliates. . . . . . . . .          72,533                 -                   -
   Other . . . . . . . . . . . . . . . . . .             -                   250                 100
                                                    --------            --------           ---------
                                                      72,533                 250                 100
                                                    --------            --------           ---------
CURRENT ASSETS:
   Cash and temporary cash investments . . .             246                 740              13,283
   Restricted cash held in margin accounts .             -                   -                 4,000
   Notes receivable from affiliates. . . . .           5,600                 -                   -
   Accounts receivable, less reserves. . . .             -                11,701              44,537
   Accounts receivable from affiliates . . .             698                 249               2,043
   Cost of gas delivered but unbilled. . . .             -                 2,693                 -
   Natural gas in storage. . . . . . . . . .             -                11,048               4,125
   Materials and supplies. . . . . . . . . .             -                 1,200                 -
   Prepayments . . . . . . . . . . . . . . .             -                   543                  44
   Other current assets. . . . . . . . . . .           1,276                 169                 350
                                                    --------            --------           ---------
                                                       7,820              28,343              68,382
                                                    --------            --------           ---------
INVESTMENT IN EXCESS OF BOOK
   VALUE OF ASSETS ACQUIRED,
   less amortization of $12,608. . . . . . .           4,622                 -                   -
                                                    --------            --------           ---------

DEFERRED CHARGES:
   Unamortized debt expense. . . . . . . . .              70               1,519                 -
   Deferred gas costs. . . . . . . . . . . .             -                 9,795                 -
   Deferred unfunded future income
     tax expense . . . . . . . . . . . . . .             -                   600                 -
   Deferred tax credits. . . . . . . . . . .           1,743                 -                   -
   Other . . . . . . . . . . . . . . . . . .               2                 256                 -
                                                    --------            --------           ---------
                                                       1,815              12,170                 -
                                                    --------            --------           ---------

                                                    $ 86,790            $161,001           $  69,340
                                                    --------            --------           ---------
                                                    --------            --------           ---------


                                      Exhibit A

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

                                                       III                InterWest            Century
                                                   Exploration             Capital,           Partners
                                                     Company                Inc.                Idaho
                                                     -------                ----                -----

PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant . . . . . . . . . . . . . .          $  -               $   -               $   -
     Less accumulated depreciation . . . . .             -                   -                   -
                                                      ------             -------             -------
                                                         -                   -                   -
                                                      ------             -------             -------

   Non-utility property. . . . . . . . . . .           6,112                 -                   -
     Less accumulated depreciation
       & depletion . . . . . . . . . . . . .             687                 -                   -
                                                      ------             -------             -------
                                                       5,425                 -                   -
                                                      ------             -------             -------

INVESTMENTS AND OTHER ASSETS:
   Investment in affiliates. . . . . . . . .             -                   -                59,336
   Other . . . . . . . . . . . . . . . . . .           3,113               1,524                 -
                                                      ------             -------             -------
                                                       3,113               1,524              59,336
                                                      ------             -------             -------
CURRENT ASSETS:
   Cash and temporary cash investments . . .               2                  19                   5
   Restricted cash held in margin accounts .             -                   -                   -
   Notes receivable from affiliates. . . . .             -                   -                   -
   Accounts receivable, less reserves. . . .             165                 -                    76
   Accounts receivable from affiliates . . .             -                   -                   -
   Cost of gas delivered but unbilled. . . .             -                   -                   -
   Natural gas in storage. . . . . . . . . .             -                   -                   -
   Materials and supplies. . . . . . . . . .             -                   -                   -
   Prepayments . . . . . . . . . . . . . . .             120                 -                   -
   Other current assets. . . . . . . . . . .             285                   1                 -
                                                      ------             -------             -------
                                                         572                  20                  81
                                                      ------             -------             -------
INVESTMENT IN EXCESS OF BOOK
   VALUE OF ASSETS ACQUIRED,
   less amortization of $12,608. . . . . . .             -                   -                   -
                                                      ------             -------             -------

DEFERRED CHARGES:
   Unamortized debt expense. . . . . . . . .             -                   -                   -
   Deferred gas costs. . . . . . . . . . . .             -                   -                   -
   Deferred unfunded future income
     tax expense . . . . . . . . . . . . . .             -                   -                   -
   Deferred tax credits. . . . . . . . . . .             -                   -                   -
   Other . . . . . . . . . . . . . . . . . .             -                   -                   -
                                                      ------             -------             -------
                                                         -                   -                   -
                                                      ------             -------             -------

                                                      $9,110             $ 1,544             $59,417
                                                      ------             -------             -------
                                                      ------             -------             -------


                                                    Total          Reclasifications
                                                   Before                and
                                                 Eliminations        Eliminations        Consolidated
                                                 ------------        ------------        ------------

PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant . . . . . . . . . . . . . .       $234,994           $     -              $234,994
     Less accumulated depreciation . . . . .        114,756                 -               114,756
                                                   --------           ---------            --------
                                                    120,238                 -               120,238
                                                   --------           ---------            --------

   Non-utility property. . . . . . . . . . .          7,628                 -                 7,628
     Less accumulated depreciation
       & depletion . . . . . . . . . . . . .          1,345                 -                 1,345
                                                   --------           ---------            --------
                                                      6,283                 -                 6,283
                                                   --------           ---------            --------

INVESTMENTS AND OTHER ASSETS:
   Investment in affiliates. . . . . . . . .        131,869            (131,869)               -
   Other . . . . . . . . . . . . . . . . . .          4,987                 -                 4,987
                                                   --------           ---------            --------
                                                    136,856            (131,869)              4,987
                                                   --------           ---------            --------
CURRENT ASSETS:
   Cash and temporary cash investments . . .         14,295                 -                14,295
   Restricted cash held in margin accounts .          4,000                 -                 4,000
   Notes receivable from affiliates. . . . .          5,600              (5,600)                -
   Accounts receivable, less reserves. . . .         56,479                 -                56,479
   Accounts receivable from affiliates . . .          2,990              (2,990)                -
   Cost of gas delivered but unbilled. . . .          2,693                 -                 2,693
   Natural gas in storage. . . . . . . . . .         15,173                 -                15,173
   Materials and supplies. . . . . . . . . .          1,200                 -                 1,200
   Prepayments . . . . . . . . . . . . . . .            707                 -                   707
   Other current assets. . . . . . . . . . .          2,081              (1,600)                481
                                                   --------           ---------            --------
                                                    105,218             (10,190)             95,028
                                                   --------           ---------            --------
INVESTMENT IN EXCESS OF BOOK
   VALUE OF ASSETS ACQUIRED,
   less amortization of $12,608. . . . . . .          4,622                 -                 4,622
                                                   --------           ---------            --------

DEFERRED CHARGES:
   Unamortized debt expense. . . . . . . . .          1,589                 -                 1,589
   Deferred gas costs. . . . . . . . . . . .          9,795                 -                 9,795
   Deferred unfunded future income
     tax expense . . . . . . . . . . . . . .            600                 -                   600
   Deferred tax credits. . . . . . . . . . .          1,743                 -                 1,743
   Other . . . . . . . . . . . . . . . . . .            258                 -                   258
                                                   --------           ---------            --------
                                                     13,985                 -                13,985
                                                   --------           ---------            --------

                                                   $387,202           $(142,059)           $245,143
                                                   --------           ---------            --------
                                                   --------           ---------            --------


                                      Exhibit A

CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
DECEMBER 31, 1997

(Thousands of Dollars)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 Intermountain         IGI
                                                                Intermountain         Gas           Resources,
                                                               Industries, Inc.     Company            Inc.
                                                               ----------------     -------            ----

CAPITALIZATION:
     Common stock. . . . . . . . . . . . . . . . . . . .        $     3,865      $     1,513      $         1
     Note receivable from shareholder. . . . . . . . . .               (400)             -                -
     Premium on common stock . . . . . . . . . . . . . .                -             14,809              -
     Treasury stock, at cost . . . . . . . . . . . . . .             (1,493)             -                -
     Retained earnings . . . . . . . . . . . . . . . . .             78,093           44,685            6,421
                                                                -----------      -----------      -----------
                                                                     80,065           61,007            6,422

     Long-term debt. . . . . . . . . . . . . . . . . . .              3,950           54,125              -
                                                                -----------      -----------      -----------
                                                                     84,015          115,132            6,422
                                                                -----------      -----------      -----------

PARTNERS' CAPITAL. . . . . . . . . . . . . . . . . . . .                -                -                -
                                                                -----------      -----------      -----------

MINORITY INTEREST. . . . . . . . . . . . . . . . . . . .                -                -                -
                                                                -----------      -----------      -----------

CURRENT LIABILITIES:
     Long-term debt due within one year. . . . . . . . .              2,000            2,375              -
     Notes payable to affiliates . . . . . . . . . . . .                -                -                950
     Accounts payable. . . . . . . . . . . . . . . . . .                266           12,135           61,575
     Accounts payable to affiliates. . . . . . . . . . .                -              2,431              415
     Interest. . . . . . . . . . . . . . . . . . . . . .                 63              905              -
     General taxes . . . . . . . . . . . . . . . . . . .                -              2,852               20
     Income taxes. . . . . . . . . . . . . . . . . . . .                -              3,168              -
                                                                -----------      -----------      -----------
                                                                      2,329           23,866           62,960
                                                                -----------      -----------      -----------

DEFERRED CREDITS:
     Deferred income taxes . . . . . . . . . . . . . . .                (19)           6,885              (42)
     Unamortized investment tax credits. . . . . . . . .                -              4,642              -
     Regulatory liability - deferred income taxes. . . .                -              3,754              -
     Customer advances for construction. . . . . . . . .                -              2,435              -
     Other . . . . . . . . . . . . . . . . . . . . . . .                465            4,287              -
                                                                -----------      -----------      -----------
                                                                        446           22,003              (42)
                                                                -----------      -----------      -----------
                                                                $    86,790      $   161,001      $    69,340
                                                                -----------      -----------      -----------
                                                                -----------      -----------      -----------


                                      Exhibit A

                                                                III         InterWest       Century
                                                            Exploration     Capital,       Partners
                                                              Company          Inc.          Idaho
                                                              -------          ----          -----

CAPITALIZATION:
     Common stock. . . . . . . . . . . . . . . . . . . .   $     2,550    $         1    $       -
     Note receivable from shareholder. . . . . . . . . .           -              -              -
     Premium on common stock . . . . . . . . . . . . . .           -            1,544            -
     Treasury stock, at cost . . . . . . . . . . . . . .           -              -              -
     Retained earnings . . . . . . . . . . . . . . . . .         1,003              6            -
                                                           -----------    -----------    -----------
                                                                 3,553          1,551            -

     Long-term debt. . . . . . . . . . . . . . . . . . .           -              -              -
                                                           -----------    -----------    -----------
                                                                 3,553          1,551            -
                                                           -----------    -----------    -----------

PARTNERS' CAPITAL. . . . . . . . . . . . . . . . . . . .           -              -           59,330
                                                           -----------    -----------    -----------

MINORITY INTEREST. . . . . . . . . . . . . . . . . . . .           -              -              -
                                                           -----------    -----------    -----------

CURRENT LIABILITIES:
     Long-term debt due within one year. . . . . . . . .           -              -              -
     Notes payable to affiliates . . . . . . . . . . . .         4,650            -              -
     Accounts payable. . . . . . . . . . . . . . . . . .           426              3             87
     Accounts payable to affiliates. . . . . . . . . . .           144            -              -
     Interest. . . . . . . . . . . . . . . . . . . . . .           -              -              -
     General taxes . . . . . . . . . . . . . . . . . . .            10            -              -
     Income taxes. . . . . . . . . . . . . . . . . . . .           -              -              -
                                                           -----------    -----------    -----------
                                                                 5,230              3             87
                                                           -----------    -----------    -----------

DEFERRED CREDITS:
     Deferred income taxes . . . . . . . . . . . . . . .           327            (10)           -
     Unamortized investment tax credits. . . . . . . . .           -              -              -
     Regulatory liability - deferred income taxes. . . .           -              -              -
     Customer advances for construction. . . . . . . . .           -              -              -
     Other . . . . . . . . . . . . . . . . . . . . . . .           -              -              -
                                                           -----------    -----------    -----------
                                                                   327            (10)           -
                                                           -----------    -----------    -----------

                                                           $     9,110    $     1,544    $    59,417
                                                           -----------    -----------    -----------


                                                               Total       Reclasifications
                                                              Before             and
                                                            Eliminations      Eliminations      Consolidated
                                                            ------------      ------------      ------------
CAPITALIZATION:
     Common stock. . . . . . . . . . . . . . . . . . . .   $     7,930       $    (7,930)      $       -
     Note receivable from shareholder. . . . . . . . . .          (400)              400               -
     Premium on common stock . . . . . . . . . . . . . .        16,353           (16,353)              -
     Treasury stock, at cost . . . . . . . . . . . . . .        (1,493)            1,493               -
     Retained earnings . . . . . . . . . . . . . . . . .       130,208          (130,208)              -
                                                           -----------       -----------       -------------
                                                               152,598          (152,598)              -

     Long-term debt. . . . . . . . . . . . . . . . . . .        58,075               -              58,075
                                                           -----------       -----------       -------------
                                                               210,673          (152,598)           58,075
                                                           -----------       -----------       -------------

PARTNERS' CAPITAL. . . . . . . . . . . . . . . . . . . .        59,330              (679)           58,651
                                                           -----------       -----------       -------------

MINORITY INTEREST. . . . . . . . . . . . . . . . . . . .           -              21,408            21,408
                                                           -----------       -----------       -------------

CURRENT LIABILITIES:
     Long-term debt due within one year. . . . . . . . .         4,375               -               4,375
     Notes payable to affiliates . . . . . . . . . . . .         5,600            (5,600)              -
     Accounts payable. . . . . . . . . . . . . . . . . .        74,492               -              74,492
     Accounts payable to affiliates. . . . . . . . . . .         2,990            (2,990)              -
     Interest. . . . . . . . . . . . . . . . . . . . . .           968               -                 968
     General taxes . . . . . . . . . . . . . . . . . . .         2,882               -               2,882
     Income taxes. . . . . . . . . . . . . . . . . . . .         3,168            (1,600)            1,568
                                                           -----------       -----------       -------------
                                                                94,475           (10,190)           84,285
                                                           -----------       -----------       -------------

DEFERRED CREDITS:
     Deferred income taxes . . . . . . . . . . . . . . .         7,141               -               7,141
     Unamortized investment tax credits. . . . . . . . .         4,642               -               4,642
     Regulatory liability - deferred income taxes. . . .         3,754               -               3,754
     Customer advances for construction. . . . . . . . .         2,435               -               2,435
     Other . . . . . . . . . . . . . . . . . . . . . . .         4,752               -               4,752
                                                           -----------       -----------       -------------
                                                                22,724               -              22,724
                                                           -----------       -----------       -------------

                                                           $   387,202       $  (142,059)      $   245,143
                                                           -----------       -----------       -------------
                                                           -----------       -----------       -------------


                                      Exhibit A

                    CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP

                    NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

                                  DECEMBER 31, 1997

------------------------------------------------------------------------------
------------------------------------------------------------------------------

1. Effective March 7, 1996, minority shareholders hold 26.9% of the Company's outstanding common stock. Prior to that date, the minority shareholders held 28.5% of the Company's outstanding common stock. The change in minority interest resulted from the purchase of common shares from a minority shareholder.



                                      Exhibit A